MEDTECH ACQUISITION CORPORATION

48 Maple Avenue

Greenwich, Connecticut 06830

July 14, 2023

VIA EDGAR Correspondence

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Ms. Jessica Ansart

Re:	Acceleration of Effective Date
MedTech Acquisition Corp
Registration Statement on Form S-4 (File No. 333-269138)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), MedTech Acquisition Corporation (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement (the “Registration Statement”) be accelerated so that the Registration Statement becomes effective under the Securities Act at 4:00 p.m., Eastern Time, on Monday, July 17, 2023, or as soon thereafter as practicable.

The Registrant respectfully requests that you notify Mr. Kevin Schuler of Foley & Lardner LLP of such effectiveness by a telephone call to (813) 225-5441 or via email at kshuler@foley.com.

Very truly yours,

MedTech Acquisition Corporation

By:	/s/ Christopher C. Dewey
Christopher C. Dewey
Chief Executive Officer